UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated January 25, 2018
2	English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated January 25, 2018

Item 1. English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated January 25, 2018

Autonomous City of Buenos Aires, January 25, 2018

Comisión Nacional de Valores

S                      /                       D

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event.

Of our consideration:

In compliance with sections 72 and 73 of Argentine Law No. 26,831, we inform you that the Board of LOMA NEGRA C.I.A.S.A. at its meeting held on January 24, 2018, after favorable pronouncement by the Audit Committee regarding its adequacy to market conditions, it has approved the purchase of approximately 30,000 tons of Clinker from Cimpor Trading and Inversiones S.A. to be carried out during the year 2018.

We inform the shareholders that the aforementioned report of the Audit Committee is available to them at Reconquista 1088, 7th Floor, Autonomous City of Buenos Aires, with attention to Marcos Isabelino Gradin and / or Lucrecia Loureiro.

That is all for the present, we greet you very attentively.

Lucrecia Loureiro
Investor Relations Officer (Substitute)

Item 2. English translation of a relevant event notice submitted to the Comisión Nacional de Valores (CNV) dated January 25, 2018

Autonomous City of Buenos Aires, January 25, 2018

Comisión Nacional de Valores

S                      /                       D

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event.

It is hereby informed that by resolution of the Board of Directors No. 2535 of January 24, 2018, it was resolved to approve the implementation of a new program of incentives (the "Program") administered by the Board of Directors of the company. The purpose of this Program is to attract and retain [upper/senior-level] employees who meet certain eligibility criteria, seeking to align the long-term interests of the company and its shareholders. The Program includes the granting of a certain amount of phantom shares of the Company (which will not constitute issued shares under the terms of the “Ley General de Sociedades” – Argentine Corporates Law) (the "Phantom Shares") granted pursuant to a framework of an annual plan for the granting of options (the "Plan"). The exercise of the options provide its beneficiaries the possibility of obtaining an economic benefit calculated by reference to the increase in the value of the Phantom Shares between the date of granting of the Plan to the date of exercise of the option.  Beneficiaries of the Plan will have a term of five years to exercise their respective options calculated from the date the Phantom Shares are granted under the Plan.

Sincerely

Lucrecia Loureiro
Investor Relations Officer (Substitute)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina
Sociedad Anónima

Date: January 25, 2017	By:	/s/ Lucrecia Loureiro
Name: Lucrecia Loureiro
Title: Investor Relations Officer (Substitute)